■ EX-99.1.
Changes in Affiliates (Exclusion)
1. Company to be affiliated
— Company Name: Seo Mueun Development Inc.
— Total Asset (KRW): 157,415,585,663
— Total Equity (KRW): -56,159,834,301
— Total Liabilities (KRW): 213,574,969,964
— Total Capital (KRW): 300,000,000
— Purpose of the company : to engage in real asset business
2. Name of Company Group: POSCO
3. Reason for Exclusion: The Korea Fair Trade Commission confirmed that POSCO E&C, a subsidiary of POSCO, withdraws delegates from Seo Mueun Development Inc.
4. Total number of affiliated companies after disaffiliation: 65
5. Date of exclusion: February 15, 2007
6. Others
— The above financial statements are as of 31. Dec. 2006